Reply Attention of: Direct Tel. EMail Address Our File No.	Virgil Z. Hlus 604.891.7707 vzh@cwilson.com 29691-0001 / CW5583740.6	| | | | | | | | |

September 24, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
USA

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	Search by Headlines.com Corp., now known as
Naked Brand Group Inc. (the “Company”)
Form 8-K
Filed August 1, 2012
File No. 000-52381

                          We are counsel to the Company. We write in response to your letter of August 27, 2012 to Joel Primus, President and CEO of the Company. The Company’s responses are numbered in a manner that corresponds with your comments.

Item 2.01 Completion of Acquisition of Assets, page 2

1.

Please revise your discussion in this section to describe the treatment of the various classes of Naked common shares in the acquisition. In this regard we note references to the issuance of Class C and Class F common shares in the first paragraph of page 17 and Class E on page 16.

All classes of common shares of Naked, being the Canadian company that was continued to Nevada and that was acquired by the registrant, including the Class C, D, E and F common shares, were converted into one class of common shares upon the continuation of the company from Canada to Nevada. Accordingly, there was only one class of shares that were acquired by the registrant as part of the acquisition. We have added disclosure to the Amended Form 8-K to clarify.

Acquisition of Naked, page 2

2.

Please delete the statement in the last sentence of this section that the description of the terms of the acquisition agreement is “qualified in its entirety by the contents of the acquisition agreement.”

We have deleted the noted sentence.

Pooling Agreements, page 4

3.	Please define “consolidation of the shares of common stock” in the first paragraph.

We have deleted the word “consolidation” and replaced with “reverse split”.

Description of the Business, page 5

4.

Please provide more fulsome disclosure of your principal products. For example, we note your brief references to your MicroModal and Microfiber lines in your MD&A discussion. To the extent applicable, describe any material differences in how these lines are sources, produced, marketed or sold.

The only material difference between the MicroModal and Microfiber lines is the underlying composition of the fabric. MicroModal is wood-based and Microfiber is nylon-based. Our complete underwear line is produced in both MicroModal and Microfiber while our undershirts are only produced in MicroModal fabric. We have revised the disclosure to clarify the information regarding our products.

Sources and Availability of Raw Materials, page 6

5.

Please reconcile your disclosure in this section that you are not reliant on any principal suppliers with your disclosure in the second risk factor on page 10 that many of the specialty fabrics you use are available from only one or a very limited number of sources.

We have revised the disclosure to indicate that we are currently reliant on a small number of suppliers.

Employees, page 7

6.	Please revise to clarify the number of total employees you have, in addition to the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

We have revised the disclosure to clarify that we have five full time and total employees.

Competition, page 6

7.

We note your statement in this section that you have a slight competitive advantage arising from how you promote your products. In the interest of clearer and more balanced disclosure, please reconcile this statement with your disclosure in the first risk factor on page 11 where you identify the significant competitive advantages of many of your competitors and revise this section to also discuss your particular competitive disadvantages.

We have revised the disclosure to include a discussion of our competitive advantages and disadvantages. See the section entitled “Competition”.

8.

Please clarify the meaning of “high value point” as used in this section and provide the basis for the implication that your competitors’ are not producing or introducing products at a “high value point.”

We have clarified the meaning of “high value point” by inserting the following: “which means retailing a high quality product at a lower price than our competitors’ comparable products”. We have also included disclosure to clarify the basis for our conclusion that we are retailing products at a “high value point”.

Risk Factors, page 7
Our failure or inability to protect our intellectual property page 11

9.

We note your reference to relying on certain licensing arrangements in the first sentence of this risk factor. Please revise here and under Description of the Business to describe such licensing arrangements. Also, consider filing any related agreements as exhibits to your Form 8-K. See Item 601 of Regulation S- K.

We do not currently have any licensing arrangements and the disclosure in the risk factor has been revised accordingly.

Liquidity, page 17

10.

Please revise to quantify and describe material sources of liquidity for the time periods covered by the financial statements to date. In this regard, please address the equity and loans discussed on page 3. Please include a discussion of the cash flow statement. Please disclose and quantify known sources and uses of funding, including the purchase order for a new large department store.

We have revised the disclosure accordingly.

Properties, page 21

11.

Please expand the disclosure to describe your property according to Item 102 of Regulation S-K. Please disclose the character of the property and address suitability, adequacy, capacity and extent of utilization.

We have revised the disclosure accordingly.

Business Experience, page 22

Joel Primus, page 22

12.

Please revise this section to clarify Mr. Primus’ business experience during the past five years. In this regard, provide the start and end dates of his various positions, by month and year. We also note that Mr. Primus’ LinkedIn profile and certain press information refers to work with Altitude Search Marketing and Sapera magazine and the Abbotsford News, which do not appear to be mentioned here. Please see Item 401(e) of Regulation S-K for guidance.

We have revised the disclosure to clarify Mr. Primus’ business experience during the last five years.

Alex McAulay, C.A., page 23

13.

We note your disclosure that Mr. McAulay worked for MNP LLP for four years prior to 2010, but did not receive his degree from Fraser Valley until 2008. Please revise your disclosure to clarify in what capacity Mr. McAulay worked for MNP LLP prior to receiving his bachelor’s degree and when he became a chartered accountant.

We have revised the disclosure to clarify Mr. McAulay’s role at MNP LLP.

Certain Relationships and Related Transactions, page 23

14.

We note your references to “during” your last fiscal year ended July 31, 2011 and “during” Naked’s last fiscal year ended January 31, 2012. Please note that Item 404 of Regulation S-K requires disclosure since the beginning of your last fiscal year, not just during the last fiscal year. Please revise your disclosure in this section to include any transactions that may have occurred after the end of your last fiscal year as well as any currently proposed transaction.

We have revised the disclosure to include transactions with related persons after the end of our last fiscal year and to disclose that no such transactions are currently proposed.

15.

We note your disclosure regarding advances received from a former director of the company. Please revise to provide the name of the former director and to clarify the largest aggregate amount of principal outstanding during the period for which disclosure is provided and the amount outstanding as of the latest practicable date. See Item 404(a)(1) and (5) of Regulation S-K.

We have revised the disclosure to include the name of the former director, the largest aggregate amount of principal outstanding during the period and the amount outstanding as of the latest practicable date.

16.

Please disclose all related party transactions required to be addressed or provide a summary of the transactions and provide a cross reference where all Item 404 information is presented. In this regard, please disclose or summarize the pooling agreement discussed on page four.

We have disclosed all related party transactions and have included a cross reference to the pooling agreements entered into by certain related persons.

Executive Compensation, page 24

17.

Please revise to provide a description of the material terms of your employment agreements, whether written or unwritten. In this regard, please revise your narrative disclosure to describe the material terms of Mr. Primus’ and Mr. McAulay’s unwritten compensation agreements that existed prior to the closing of the acquisition agreement, including the circumstances under which they received the stock awards in 2012.

Furthermore, please disclose the terms of Mr. Primus’ and Mr. McAulay’s bonus and stock option grants under their new agreements. See Item 402(o)(1) of Regulation S-K for guidance.

We have revised the disclosure accordingly.

Compensation of Directors, page 26

18.	Please provide the narrative disclosure required by Item 402(r)(3) of Regulation S-K with respect to the compensation of Mr. Coles and Geiskopf.

We have provided the requested narrative disclosure.

Recent Sales of Unregistered Securities, page 28

19.

Please expand to disclose all issuances of unregistered securities for the three year time period. In this regard, we note the equity and debt issuances discussed on page three and the issuances of Series C, D and E common stock. For each transaction, please disclose the facts supporting the availability of Regulation S and Section 4(2), as applicable.

We have disclosed all issuances for the registrant for the last three years. All issuances of series C, D, and E common stock relate to Naked, the Canadian company that was continued to Nevada and that was acquired by the registrant. Therefore, we have not disclosed such issuances.

Description of Registrant’s Securities to be Registered, page 28

20.	Please disclose the principal terms of the warrants and the options issued to consultants.

We have revised the disclosure to disclose the principal terms of the warrants issued as part of the acquisition and options issued to consultants.

Exhibits

21.	Please file your agreements with Holt Renfrew and Nordstrom as exhibits to the Form 8-K or advise us of why you believe that is unnecessary under Item 601 of Regulation S-K.

We have no written agreements with either Holt Renfrew or Nordstrom. The orders from these retailers were made by simple purchase orders. Accordingly, it is unnecessary to file same as exhibits to the Form 8-K.

Exhibit 99.1 Audited Financial Statements of Naked Boxer Brief Clothing Inc. for the Fiscal Year ended January 31, 2012

Note 1. Organization and Nature of Business, page 9

22.	We note your disclosures indicating that Naked Boxer Brief Clothing Inc. (“Naked”) commenced business operations in September 2010. Please address the following points:

a.	Please tell us why you have not identified the stub period from September 2010 to January 31, 2011 in the historical financial statements of Naked.

Development for the business began at the beginning of the 2011 fiscal year and the company incurred operational expenses up to its first shipment in mid- September, 2010. Therefore we have clarified our disclosure in the revised filing to state that operations began in February, 2010 with our first revenues being realized commencing in September, 2010.

b.

If there was a shortened period of operations for the fiscal year ended January 31, 2011, please explain why you have not discussed or attributed variations between your results of operations for a five month period ended January 31, 2011 with the twelve month period ended January 31, 2012 in management’s discussion and analysis.

As stated above, operations actually commenced at the beginning of February, 2010, with our first sales being realized in September, 2010 and we have clarified our disclosure accordingly in the revised filing.

We have not discussed or attributed variations between the results of operations for the five month period because of the current seasonal nature of our operations. We released new products only during Q3 and Q4 of 2011 and 2012 and generated only $71,625 in sales and $29,848 in gross profit over a period of 7 months between February and August 2011 (approx. $10,000 per month) versus $121,944 between September 2010 and January 2011 (approx. $17,500). Had we started shipment and had revenues in Q1 or Q2 of 2010 we would only have had minimal sales because the nature of our first product line was that it was very gift orientated and came in a packaging that was well suited and popular for the Christmas season. It is our opinion that we would have likely only added 5-7 stores during Q1 to Q2 of 2011 and had to have an infrastructure of staff that would have led to an even more significant loss during the period that would not act as a strong comparison for the following fiscal year.

Should we make an attempt at extrapolating and discussing the results on a prorated/stub period basis, the results could be skewed in a way that would misrepresent expected results and comparison between the period of 2011 and 2012 because the results during Q3 and Q4 of our fiscal year are generally our best results so it would result in large overstatement of expected income by suggesting our Q3 and Q4 in 2011 would generate equivalent income or growth in Q1 and Q2 of 2012.

Thus, it is management’s opinion that the revenues realized during the five month period ending January 31, 2011 strongly reflect the results of operations for the entire fiscal year.

Note 12. Income Taxes, page 21

23.	We note your disclosures indicating that differences between the Company’s Canadian federal statutory income tax rate and your effective tax rate were not material to the financial statements. You also indicate that you do not anticipate significant changes to your unrecognized tax benefits within the next twelve months. Please prepare and submit the following disclosures for the year ended January 31, 2012 and confirm that you will provide these disclosures in future filings:

a.

A reconciliation of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. Refer to ASC 740-10-50-12.

We provide the following reconciliation of income tax expense that would result from the application of domestic statutory tax rates to the reported amount of income tax expense:

Corporate tax rate	13.5%
Net loss for the year	(550,484)

Expected income tax recovery	(74,315)
Effect of foreign exchange	(714)
Increase in valuation allowance	75,029
Income tax expense	$-

We confirm that we will provide this disclosure in future filings.

b.	Disclosures required by ASC 740-10-50-15 related to any unrecognized tax benefits.

We provide the following additional disclosures relating to unrecognized tax benefits:

No interest or penalties relating to income taxes has been recognized in the statement of operations during the years ended January 31, 2012 and 2011. If interest and penalties were to be assessed, the Company would charge these to general and administrative expenses on the statement of operations in period they are assessed.

We confirm that we will provide this disclosure in future filings.

Exhibit 99.3 Unaudited Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Statement of Operations for the three months ended April 30, 2012, page 7

24.

We note that the amounts included in the column labeled “Search by Headlines.com Corp.” do not agree to the historical amounts disclosed in your Form 10-Q for the quarter ended April 30, 2012. Specifically, we note that you have omitted the gain on extinguishment of debt of $39,000 included in your historical statement of operations for the three months ended April 30, 2012. Please revise the amounts you report for Search by Headlines.com Corp. in your pro forma tables to agree with the historical figures presented in the statement of operations included in your previously filed Form 10-Q. Please include your adjustments in the column labeled “Pro Forma Adjustments” and discuss them in your footnotes.

We confirm that we omitted the gain on the extinguishment of debt of $39,000 as a pro forma adjustment and instead disclosed this adjustment in the pro forma footnotes - Note 4 a) ii) as a pre-acquisition adjustment as this event is not expected to have a continuing impact on the Company and it is our understanding that Regulation S-X Rule 11-02 paragraph 6 specifically states that pro forma adjustments are related to events that “are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable.”

25.

We note your disclosures indicating that “the results of SBH for the year ended January 31, 2012 were determined by combining the results of operations for the six months ended July 31, 2011 and the six months ended January 31, 2012 adjusted for the effect of the private placement transactions detailed in Note 4(a).” Please revise the amounts you report for Search by Headlines.com Corp. in your pro forma tables to agree with the historical figures presented in the statement of operations included in your previously filed Form 10-K and Form 10-Q. Please include any adjustments to your historical figures in the column labeled “Pro Forma Adjustments” and discuss them in your footnotes.

We confirm that we adjusted the results of operations of the registrant for the year ended January 31, 2012 by recording a charge to operations of $322,000 and reconciling this adjustment in the pro forma footnotes rather than presenting this adjustment as a ‘pro forma adjustment’. This amount was not recorded as a pro forma adjustment and was instead disclosed in Note 4 a) i) as an adjustment to the registrant’s results of operations as this event is not expected to have a continuing impact on the Company and it is our understanding that Regulation S-X Rule11-02 paragraph 6 specifically states that pro forma adjustments are related to events that “are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable.”

These transactions would not have a continuing impact on the Company because whether they were recorded or not, the net assets acquired by Naked in the transaction would be unchanged as follows: (i) the gain on the debt payable was related to an advance of a subscription which converted to cash and (ii) the compensation charge did not impact the actual cash received in respect of the related private placement.

We feel the presentation of these transactions as pre-acquisition adjustments is more clear for the reader as it more clearly separates the details and impact of the transaction only on our results of operations for the periods presented.

Note 4 - Pro Forma Assumptions and Adjustments, page 10

26.

We note that you eliminated the gain on extinguishment of debt in the amount of $39,000 on the pro forma consolidated statement of operations for the three months ended April 30, 2012 as “this gain occurred prior to the Acquisition”. Please explain how this adjustment is expected to have a continuing impact on your results under Rule 11-02(b)(6) of Regulation S-X.

It is not expected to have a continuing impact because whether it was recorded as a gain or wasn’t recorded as a gain, the net assets acquired by Naked in the transaction would be unchanged as the debt payable was related to an advance ahead of a subscription, which would have converted to cash, so there was no short term or long term effect on our working capital as a result.

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                          We trust you will find the foregoing to be in good order. Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

 Per:

Virgil Z. Hlus

VZH/amb

cc:      Joel Primus, Naked Brand Group Inc.